

Canarc
Resource Corp.
Trading Symbol CCM: TSX
Suite 800- 850 West Hastings Street Vancouver, B.C., Canada V6C 1E1 Tel: (604) 685-9700 Fax: (604) 685-9744

Our File No. 1707
January 4, 2007

VIA EMAIL: schulerg@sec.gov
CC: delaneyd@sec.gov

Attention: George K. Schuler, Mining Engineer

United States Securities & Exchange Commission
Division of Corporate Finance
100 F Street. N.E.
Washington, DC
20549-7010

Dear Mr. Schuler:

re: Canarc Resource Corp. (the "Company")
Form 20F for the Fiscal Year Ended December 31, 2005
Filed July 14th, 2006 – File Number 000-18860

Further to our phone conversation, we are informally writing to you via email on behalf of Canarc Resource Corp. to ask for your guidance on our suggested method of dealing with the engineering/mining issues that have been raised. We are responding to a continuous disclosure review carried out by Mr. Delaney as set out in his letter dated December 15th, 2006 (the "**SEC Letter**"). In particular, we have been directed to contact you directly with questions about the engineering comments and related mineral disclosure. We also advise that the writer, Stewart Lockwood, is the corporate secretary of the Company and also its Canadian corporate counsel.

For your information the Company is currently looking at the remaining issues as set out in the SEC Letter (in particular the accounting issues raised), but we expect there will be some short delays on these issues as the Company's CFO is currently in discussions with our auditors, KPMG LLP.

Our following comments relate to those items numbered 6 through 12 of the aforementioned SEC Letter. We advise as follows:

1. By way of background, the Company has just completed a thorough technical continuous disclosure review as carried out by the British Columbia Securities Commission and their mining staff. The BCSC geologist directly involved was Robert Holland and he can be contacted at (604) 899-6500 should you wish to confirm any aspect of our comments.

    During the course of this review, the Company amended its Annual Information Form (a yearly disclosure document similar to the Form 20F) and also completed two significant technical reports (the "**Reports**") on their two material properties (the New Polaris property located in British Columbia, Canada and the Benzdorp property located in Suriname). All three documents have been reviewed by the B.C. Securities Commission and are publicly availably on SEDAR at www.sedar.com. The Reports are set out under the heading "Technical Report(s)", as filed on November 20th, 2006.

2. We are writing to suggest that, in response to your concerns:

    a. In relation to the New Polaris and Benzdorp properties (the Companies 'significant' properties for the purposes of Guide 7) it would be best to include within the body of the Form 20F the executive summaries from the Reports, some additional information to meet the matters raised in item 7 of the SEC Letter not specifically covered by those executive summaries (such as historical facts and location maps), and various cautionary statements such as you have suggested;

    b. The Company not attach the Reports as Exhibits as it appears that, pursuant to Guide 7(b)(7), it is recommended that the full Reports (totalling over 300 pages) should not be attached to the Form 20F (Annual Report) as an Exhibit. Note that we have, however, included a reference to the internet availability of the full reports for the readers.

        Also, we have not, at this time and subject to your comments, forwarded the Reports to the SEC. As the Reports can be easily accessed on the internet we believe that SEC staff, should they wish to review the same, does have ready 'access' to meet the requirements of Guide 7(c)(2).

    c. As the Company's remaining properties are not material or significant, we have removed all technical disclosure and disclosure related to reserves, resources etc.

        We attach, in both clean and blacklined forms, our suggested amendments to the key technical disclosure sections of the Form 20F, being Item 4. We believe the recommended changes will meet all your concerns. Further, we advise that this above disclosure would be consistent with that currently set out in the Company's recently amended Annual Information Form.

3. Even though your comments did not cover Item 4A of the Form 20F, we have included our suggested amendments to Item 4A in the attached documents (and, in particular the deletion of repetitious property and technical disclosure) as we submit that Item 4D is the

appropriate spot for this information to be covered off. In addition, we wanted to be sure you were advised of all our proposed changes to 'technical' or mining disclosure.

4.   We also have some specific comments using the same numbering system of the SEC Letter:

Item 6 – We note that the Company, in consultation with the British Columbia Securities Commission, has recently significantly modified its website to take out certain technical disclosure. The Company is currently taking steps to add the cautionary note which you have requested. We would, however, like to make one modification and that would be to amend the wording "We use certain terms on this website such as …." to "We **may** use certain terms on this website such as ….", as we believe this would be more accurate. Please advise if this minor change is *not* acceptable.

We will advise you as soon as this cautionary statement has been set up on the website.

Item 7 – The New Polaris and the Benzdorp properties are the only "material" or "significant" properties of the Company. We note that the British Columbia Securities Commission also agreed that the remaining mineral properties of the Company did not meet the materiality test and were therefore outside of the disclosure requirements of National Instrument 43-101. We submit that, to be consistent, and for the purposes of industry guide 7B, that these two properties are the only "significant" properties of the Company. We believe that all your concerns have been covered off in the enclosed Item 4 of the draft amended Form 20F with the revisions on the New Polaris and the Benzdorp properties and the reduced disclosure on the remaining 'nonmaterial' properties of the Company.

Item 8 – The required location maps have been added.

Item 9 – As mentioned, the Company does not view this as a material property. Please see the proposed revised disclosure for item 4 of the draft amended Form 20F.

Items 10 & 11 – We submit that your concerns on recent work and reserve disclosure has been covered off correctly in Item 4 of the draft amended Form 20F. We also note that we have added your cautionary language in Item 4D to the body of the Form 20F (under the heading "Material Mineral Projects").

Item 12 – We believe that the current proposed disclosure, and that in the Reports, now meets your requirements and all current requirements of NI 43-101 and we thank-you for your comments.

Company Acknowledgment

On behalf of the Company, I also confirm that:

- The Company is responsible for the adequacy and accuracy of the disclosure in these related filings with the SEC;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to this filing;

- The Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under federal security laws of the United States;

- In our next formal faxed correspondence in response to the SEC Letter we will be sure, for the public record, to summarize the final outcome of the above matters. In addition, should you agree with our suggested changes, we will not make any material amendments to technical or mining disclosure without your prior approval; and

- In our formal correspondence we will, pursuant to Rule 12b-15, mark the amended Form 20F as "Form 20F/A".

Please call or email (slockwood@vectorlaw.com) should you have any questions or comments. We await your advice at your earliest convenience as to the adequacy of our suggestions on the revisions to the technical disclosure aspect of the Company's Form 20F.

Yours very truly,

Canarc Resource Corp.

Per: "Stewart L. Lockwood"

Stewart L. Lockwood

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cc: Canarc Resource Corp. (Attn: Jack McClintock, Brad Cooke and Philip Yee via email)